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United States
Securities and Exchange Commission
Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2001

Sparkling Spring Water Group Limited

6560 McMillan Way, Vancouver, British Columbia, V6W 1L2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F /x/            Form 40-F / /

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

Yes / /            No /x/

On November 15, 2001, Sparkling Spring Water Group Limited issued a press release announcing record third quarter revenue and EBITDA.

Exhibit I	—	Sparkling Spring Water Group Limited press release dated November 15, 2001 announcing record third quarter revenue and EBITDA.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    Sparkling Spring Water Group Limited

	By:	/s/ DAVID M. ARNOLD
	Name:	David M. Arnold
	Title:	Vice President Finance
Date: November 19, 2001

Exhibit I

PRESS RELEASE (For Immediate Release)	November 15, 2001

SPARKLING SPRING WATER GROUP ANNOUNCES RECORD
THIRD QUARTER REVENUE AND EBITDA
(All currency amounts in US$)

VANCOUVER, B.C.—Sparkling Spring Water Group Limited ("SSW Group"), a subsidiary of Sparkling Spring Water Holdings Limited ("SSW Holdings"), announced today that it achieved record revenue of $21.1 million in the third quarter ended September 30th, an increase of $1.4 million or 7.1% over the same period last year. Earnings before interest, taxes, depreciation and amortization ("EBITDA") were $5.5 million, an increase of $0.7 million or 14.8% over the 2000 third quarter.

SSW Group's increase in quarterly revenue was nearly equally driven by customer growth from business acquisitions and organic growth of the Company's customer base. Revenue from home and office water sales increased by $1.6 million or 13.5% over the 2000 third quarter. This increase was partially offset by a $0.5 million decline in revenue from sales of lower margin small package cases primarily due to the sale of SSW Group's small pack business in Seattle to Pure Water Corporation, a subsidiary of SSW Holdings.

EBITDA in the 2001 third quarter includes non-recurring charges of $1.0 million related to acquisitions and closure of SSW Group's Seattle plant and certain facilities in the UK. In the year ago quarter, non-recurring charges totaled $0.2 million. Excluding these charges, EBITDA increased to $6.6 million in the third quarter of 2001 from $5.1 million in last year's third quarter, an increase of 30%. Decreases in the exchange rates for the Pound Sterling (2.6%) and Canadian Dollar (4.1%) reduced reported revenue growth in the 2001 third quarter by $1.0 million or 4.8% and reduced EBITDA growth by $0.3 million or 5.5%.

SSW Group recorded a net loss of $0.7 million in the 2001 third quarter compared to net income of $1.3 million in the third quarter of 2000. In the year ago quarter, an increase in the value of SSW Group's currency swaps reduced reported interest expense by $2.5 million. There was no gain or loss on currency swaps in the 2001 quarter. Excluding the impact of currency swaps, interest expense in the 2001 quarter was $0.2 million lower than in the 2000 quarter. SSW Group ended the quarter with a total customer location base of 207,000.

"We are very pleased with our strong third quarter performance and especially the improvements in our North America operations," said Stewart Allen, President.

SSW Group is owned by SSW Holdings, which has a total consolidated customer location base of approximately 250,000 and annualized revenues in excess of $100 million.

SSW Holdings is a leading producer and distributor of bottled water to the home and office segment and has approximately 250,000 customer locations. SSW Holdings does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs", "Polaris" and "Rocky Mountain Springs" in British Columbia, Canada, "Canadian Springs", "Cool Spring", "Sparta" and "Rocky Mountain Springs" in Alberta, Canada and in the United States, "Cullyspring", "Pure Water", "Cascade Clear" and "Crystal Springs" in Washington, "Crystal Springs" in Oregon and "Whistler Water", "World Choice Bottling", "Canadian Spring" and "Polaris" around the world.

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, the cost or availability of both water from the Company's water sources and fuel required to deliver the Company's products, government regulations, labor relations and currency fluctuations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

CONTACT:
 K. Dillon Schickli
Tel: 360-371-9940 Fax: 360-371-9950

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SIGNATURE
Exhibit I
SPARKLING SPRING WATER GROUP ANNOUNCES RECORD THIRD QUARTER REVENUE AND EBITDA (All currency amounts in US$)